December 7, 2015

VIA EDGAR
Brian Cascio
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE:     Avid Technology, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 16, 2015
Form 8-K dated November 5, 2015
File No. 001-36254

Dear Mr. Cascio:

On behalf of Avid Technology, Inc. (“Avid” or the “Company”), we are responding to comments made by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated November 25, 2015, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and Current Report on Form 8-K that was filed with the Commission on November 5, 2015.

For ease of reference in this letter, your comments appear in italics directly above the Company’s responses.

Form 8-K dated November 5, 2015

1.
We note that your reconciliations of GAAP financial measures to non-GAAP financial measures in Exhibit 99.1 are in a form similar to statements of operations. Please tell us how you considered the guidance set forth in Question 102.10 of the Division’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, which can be found on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm,when making your presentation. Otherwise, please confirm that you will remove the non-GAAP statements of operations from your future presentations.

Response:

We respectfully acknowledge the Staff’s comment and we confirm that in future filings we will revise our presentation to provide information to investors about our non-GAAP financial measures without providing full non-GAAP statements of operations.

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. Should the Staff have additional questions or comments relating to any of the foregoing, please do not hesitate to contact the undersigned at (978) 640 6789.

Sincerely,

/s/ John W. Frederick
John W. Frederick
Executive Vice President, Chief Financial Officer and Chief Administrative Officer

cc:	Jason A. Duva, Avid Technology, Inc.
Julie Sherman, U.S. Securities and Exchange Commission
Geoffrey Kruczek, U.S. Securities and Exchange Commission
Tim Buchmiller, U.S. Securities and Exchange Commission